UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park II, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 18, 2012.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX’S REPORTS SECOND QUARTER NET INCOME OF $23.2 MILLION, OR $0.61 PER SHARE;

HALF-YEAR NET INCOME TOTALS $55.4 MILLION, UP 32% FROM FIRST-HALF 2011

PANAMA CITY, July 18, 2012 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today results for the second quarter and the six months ended June 30, 2012.

Second quarter and half-year 2012 Business Highlights

•	Bladex’s second quarter 2012 Net Income (*) reached $23.2 million, or $0.61 per share, compared to $25.7 million, or $0.70 per share, in the second quarter 2011, and $32.2 million, or $0.86 per share, in first quarter 2012. The $9.0 million decrease in Net Income compared to the previous quarter was mainly driven by a $4.9 million in generic provisions for credit losses resulting from portfolio growth and changes to the portfolio’s composition, compared to $4.4 million in reversals of provisions for credit losses in the previous quarter. The decrease versus the second quarter 2011 was largely driven by the results of the Asset Management Unit which, at $1.7 million during the second quarter, were $9.4 million lower than a year ago.

•	Net Income during the first six months 2012 reached $55.4 million, a $13.4 million, or 32%, improvement compared to the same period in 2011. The results were driven by the strong performance in the Commercial Division, where Net Income rose $20.3 million, or 96%, during the period, reflecting higher net interest income due to increased lending balances and yields. As of June 30, 2012, the Commercial Division accounted for 83% of the Bank’s combined segment profits, compared to 50% in the same period 2011.

•	During second quarter 2012, the Commercial Division´s credit portfolio grew 3% to $5.6 billion, compared to 2% growth in the prior quarter. The year-on-year 8% growth of the Commercial Portfolio reflected expansion of the Bank’s established client base of banks and corporations (+5%), as well as the middle-market segment (+43%), which accounts for 9% of the Commercial Portfolio. Credit disbursements during the second quarter 2012 totaled $2.6 billion, a 3% increase from the first quarter 2012. Average Commercial Portfolio balances increased 2% quarter-on-quarter, and 11% compared to the same quarter a year ago, while average balances in the first six months 2012 increased 13% year-on-year.

•	As part of Bladex’s plan to further diversify and strengthen its funding base, the Bank raised over $750 million in medium-term funding in the first half 2012, essentially eliminating all asset-liability maturity gaps on the balance sheet as of June 30, 2012. Liquidity levels increased to $702 million, compared to $351 million as of June 30, 2011, and $525 million in the previous quarter, in response to increasing levels of volatility and uncertainty in global financial markets.

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•	Pricing of the loan portfolio increased 2 bps during the quarter. However, the incremental cost of the new medium-term funding resulted in an 18 bps reduction in Net Interest Margin during the second quarter 2012. This effect is expected to be offset moving forward as the Bank deploys its increased medium-term lending capacity.

•	Credit quality remained sound, as non-accrual balances stood at $24.0 million as of June 30, 2012, representing 0.5% of the loan portfolio, the same level as the previous quarter, and $29.0 million, or 0.6% of the loan portfolio, as of June 30, 2011. The ratio of the allowance for credit losses to the Commercial Portfolio stood at 1.64% as of June 30, 2012, compared to 1.78% as of June 30, 2011, and 1.60% as of March 31, 2012, reflecting gradual shifts in portfolio composition, while credit provision levels as of those dates represented 384%, 320%, and 363% of non-accrual balances, respectively.

•	As of June 30, 2012, the quarterly and year-to-date annualized return on the Bank’s average stockholders’ equity (“ROE”) was 11.7% and 14.1%, respectively. The Bank’s Tier 1 capital ratio remained at 18.2%, with leverage at 7.7 times. The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: "I am pleased that my last quarter at the helm of the Bank was solid. Portfolio growth increased, liquidity strengthened, market risk was mitigated, and most critically for the future of the organization, negative maturity gaps in the Bank's funding structure were effectively closed via the placement of over $750 million in medium-term debt.

There are three elements that must be kept in mind when comparing the results of the first and second quarters in 2012: firstly, second quarter 2012 bore the full cost of the newly raised medium-term funding. Over the next few quarters, the Bank expects to extend medium-term loans that will more than offset this impact, including syndicated transactions that will generate fees. Secondly, portfolio growth and changes to the portfolio mix during the second quarter triggered an additional $4.9 million in generic provision charges, compared to $4.4 million in provision reversals in the first quarter. Thirdly, gains on the sales of securities during the first half 2012 led to reduced interest revenues from reduced securities portfolio balances. As in previous years, the Bank will consider replenishing the securities portfolio when market conditions warrant. Once these three factors are taken into account, the underlying strength of the second quarter's results becomes more evident.

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Fundamentally, the Bank´s performance in the first half 2012 demonstrated the great strides made in Bladex’s Commercial Division, which nearly doubled Net Income compared to 2011, contributing to the improved quality of the Bank´s earnings, with 84% of total net income derived from the Bank’s core business in both the Commercial and Treasury divisions, compared to 65% in the first half 2011.

The Bank is well-aware of the global economic slowdown, with increasing risk levels and difficult policy debates going on in many parts of the world. Although Latin American economies have generally avoided these threats, Bladex is aware that economic challenges in other parts of the world will have an impact on the Region. However, Bladex is fortunate to operate in a Region where the majority of countries enjoy solid economic fundamentals, where trade flows have historically grown at a multiple of underlying economic growth rates, and where only 14.5% of exports flow to Europe. The Bank’s business also benefits from robust intraregional flows, which have come to represent approximately 20% of the Region´s trade totals, as well as from the increasingly regional scope of many Latin American companies. Furthermore, demand for the Region's production of food, energy, minerals, and manufactured goods remains strong.

The Bank is also benefitting from the re-pricing of its credit portfolio which, during the second quarter, allowed Bladex to replace maturing loans with assets priced 20 bps higher on average, despite a shortening of portfolio maturities from 300 to 280 days.  In summary, the combination of rising margins, portfolio growth, strong credit quality, an increasing client base, and efficient operations, will continue to strengthen the Bank´s profitability.

This is the last time that I have the privilege and the honor to share my quarterly comments with you. While on a personal level I am saddened to leave an organization for which I have developed a profound sense of affection and belonging, I am proud and delighted to see my colleague and dear friend, Rubens V. Amaral Jr., take over as CEO on August 1. Together, and along with our fellow teammates, Board members, clients, and shareholders, Rubens and I have built a sharply focused, successful organization, recognized for its transparency, expertise, financial strength, and personalized client service. I am sure that with Rubens's finely-honed leadership skills, Bladex will further refine its vision, perfect its business model and achieve even higher standards of excellence. I am thankful for the opportunity, granted to me by the Board and shareholders, to enjoy what has been a fantastic and extremely rewarding personal and professional journey, and for allowing me to continue contributing to the Bank’s success through its Advisory Council. I wish all of you health and success.” Mr. Rivera concluded.

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation. Net Income includes net interest income from loans, fee income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any recoveries, net of impairment of assets.

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The Commercial Portfolio includes the book value of loans, selected deposits placed, equity investments, acceptances, and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial risk and credit commitments).

As of June 30, 2012, the Commercial Division´s portfolio balances totaled $5.6 billion, a 3% increase from the previous quarter, and an 8% increase from the second quarter 2011. Average balances increased 11% quarter-on-quarter, and 13% during the first six months compared to 2011. The annual increase was mainly attributable to the Division’s portfolio growth, which continued its diversification with the ongoing shift towards higher yielding middle-market borrowers (+43%), while continuing to grow the Bank’s established client base of banks and corporations (+5%).

The Commercial Portfolio continued to be short-term and trade-related in nature: $4.3 billion, or 77%, of the Commercial Portfolio matures within one year, and $2.3 billion, or 40%, matures within 90 days. Trade financing operations represented 66% of the portfolio, while the remaining balance consisted primarily of lending to banks and corporations involved in foreign trade.

The following graphs illustrate the geographic composition of the Bank’s Commercial Portfolio by country of risk, and the diversification of corporate and middle-market companies across industry segments:

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During the second quarter 2012, credit disbursements totaled $2.6 billion, an increase of 3% from the first quarter 2012. For the first six months 2012, disbursements reached $5.1 billion, compared to $5.5 billion during the same period a year ago, when credit demand was particularly strong in several South American economies. However, average lending spreads on average loan portfolio continued an upward trend in the second quarter 2012, significantly above prior year levels.

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Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	6M12	6M11	2Q12	1Q12	2Q11
Commercial Division:
Net interest income	$53.8	$34.7	$27.0	$26.8	$18.3
Non-interest operating income (1)	5.4	4.2	2.4	3.0	2.1
Net operating revenues (2)	59.2	38.9	29.4	29.8	20.4
Operating expenses	(17.3)	(16.9)	(8.8)	(8.5)	(9.0)
Net operating income (3)	41.9	22.0	20.6	21.3	11.4
Reversal of provision (provisions) for loan and off-balance sheet credit losses, net	(0.5)	(0.8)	(4.9)	4.4	(0.5)
Recoveries, net of impairment of assets	0.0	(0.1)	0.0	0.0	(0.1)
Net Income	$41.4	$21.1	$15.7	$25.7	$10.8

2Q12 vs. 1Q12

The Commercial Division’s second quarter 2012 Net Income totaled $15.7 million, compared to $25.7 million in the first quarter 2012. The $10.0 million, or 39%, decrease was driven mainly by a $4.9 million generic provision requirement for credit losses associated with higher portfolio balances and shifts in composition, versus a $4.4 million in reversals of provisions for credit losses in the previous quarter.

2Q12 vs. 2Q11

The Division´s Net Income increased $4.9 million, or 45%, compared to $10.8 million in the second quarter 2011, primarily as a result of a $8.7 million, or 48%, increase in net interest income attributable to higher average loan portfolio balances (+12%) and lending rates (+74 bps), partially offset by a $4.4 million increase in generic provisions for credit losses due to portfolio balance growth.

6M12 vs. 6M11

During the first six months 2012, the Division´s Net Income nearly doubled to $41.4 million, compared to $21.1 million in the same period 2011. The $20.3 million, or 96%, increase was mainly the result of a $19.1 million, or 55%, increase in net interest income associated with higher average loan portfolio balances (+16%) and lending rates (+71 bps), and a $1.2 million, or 29%, increase in non-interest operating income, primarily from higher yields in the letter of credit business.

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TREASURY DIVISION

The Treasury Division incorporates the Bank’s funding and liquidity management functions, along with its investment securities activities. Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities.

Liquid assets (8) totaled $702 million as of June 30, 2012, compared to $525 million as of March 31, 2012, and $351 million as of June 30, 2011, an increase brought about in response to increasing levels of global market volatility. The liquid assets to total assets ratio was 11.3%, compared to 8.7% as of March 31, 2012, and 6.0% as of June 30, 2011.

As of June 30, 2012, the securities available-for-sale portfolio totaled $177 million, compared to $248 million as of March 31, 2012, and $495 million as of June 30, 2011, as positions held in that portfolio were sold during the first half of the year, taking advantage of favorable Latin American debt valuations. As of June 30, 2012, the available-for-sale portfolio consisted of readily quoted Latin American securities, 84% of which were sovereign or state-owned risk (refer to Exhibit XI for a per-country distribution of the Treasury portfolio). The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”).

As of June 30, 2012, deposit balances were $2.4 billion, essentially unchanged from the prior quarter, and up 14% year-on-year. Deposits represented 44% of total liabilities at the end of the second quarter 2012, compared to 46% a quarter ago, and 41% a year ago. Reflecting decreased balances of securities, short-term borrowings and securities sold under repurchase agreements (“Repos”) decreased 26% quarter-on-quarter, and 35% year-on-year, to reach $878 million as of June 30, 2012. Borrowings and long-term debt amounted to $2.1 billion, up 31% quarter-on-quarter, and 33% year-on-year, with inflows of $600 million recorded early in the quarter, from both a bond issuance under the Bank´s global Euro Medium-Term Notes (“EMTN”) Program, and a medium-term global loan syndication.

As of June 30, 2012, the Bank completed its funding plan to raise over $750 million in the two-to-five-year tenor range, further strengthening and diversifying its funding base, reducing dependency on short-term interbank borrowings, and closing all negative liquidity gaps on the balance sheet. The Bank further diversified funding exposures by geographies through bond issuances in Mexico, and in global markets, as well as through an international syndicated loan placement.  This new funding structure allowed the Bank to further reduce short-term borrowings from Euro-zone banks, which represented 13% of short-term borrowings as of June 30, 2012, down from 27% in first quarter 2011.

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(US$ million)	6M12	6M11	2Q12	1Q12	2Q11
Treasury Division:
Net interest income	$2.2	$10.1	$(0.5)	$2.7	$5.1
Non-interest operating income (1)	9.3	0.9	3.9	5.3	1.2
Net operating revenues (2)	11.5	11.0	3.4	8.0	6.3
Operating expenses	(6.3)	(4.8)	(3.2)	(3.0)	(2.5)
Net operating income (3, 4)	5.2	6.2	0.2	5.0	3.8
Net Income	$5.2	$6.2	$0.2	$5.0	$3.8

2Q12 vs. 1Q12

In the second quarter 2012, the Treasury Division reported Net Income of $0.2 million, compared to Net Income of $5.0 million in the first quarter 2012. The $4.8 million decrease during the period was due to the combined effects of: (i) a $3.2 million decrease in net interest income, mostly attributable to higher average funding costs resulting from the Bank’s recent medium-term funding programs (an impact that the Bank expects to offset moving forward as it extends the tenor of the loan portfolio), along with lower average securities portfolio balances, (ii) a $1.4 million decrease in non-interest operating income, mostly related to lower gains on the sale of securities available for sale, and (iii) a $0.2 million increase in operating expenses.

2Q12 vs. 2Q11

The Division’s quarterly Net Income of $0.2 million represented a decrease of $3.6 million compared to the same quarter in 2011. This was primarily a result of: (i) a $2.7 million increase in non-interest operating income arising from gains on the sale of securities available-for-sale, and (ii) a positive variation impact from the valuation of hedging instruments that was more than offset by a $5.6 million decrease in net interest income, resulting from increased average funding costs and lower average securities portfolio balances, along with (iii) a $0.7 million increase in operating expenses allocated to this Division.

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6M12 vs. 6M11

The Treasury Division´s Net Income totaled $5.2 million in the first six months 2012, a $1.0 million, or 16%, decrease compared to Net Income of $6.2 million in the first six months 2011. This decrease was mainly driven by an $8.4 million increase on gains on the sale of securities available-for-sale, and the increased valuation of hedging instruments. These effects were more than offset by: (i) the $7.9 million decrease in net interest income, which was driven by higher average funding costs resulting from increased medium-term funding, along with lower average balances remaining in the available for sale portfolio, and (ii) a $1.5 million increase in allocated operating expenses.

ASSET MANAGEMENT UNIT

The Asset Management Unit incorporates the Bank’s asset management activities. The Unit’s Investment Funds primarily follow a Latin America macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and sovereign credit products) to establish long and short positions in the markets.

The Unit’s Net Income includes net interest income on the Investment Funds, as well as net gains (losses) from investment fund trading, other related income (loss), allocated operating expenses, and Net Income attributable to the redeemable non-controlling interest.

(US$ million)	6M12	6M11	2Q12	1Q12	2Q11
Asset Management Unit:
Net interest income (loss)	$(0.4)	$0.1	$(0.5)	$0.1	$0.1
Non-interest operating income (1)	6.6	17.9	3.8	2.8	13.3
Net operating revenues (2)	6.2	18.0	3.3	2.9	13.4
Operating expenses	(2.8)	(2.7)	(1.5)	(1.3)	(1.9)
Net operating income (3)	3.4	15.3	1.8	1.6	11.5
Net income	3.4	15.3	1.8	1.6	11.5
Net income attributable to the redeemable noncontrolling interest	0.2	0.6	0.1	0.1	0.4
Net Income	$3.2	$14.7	$1.7	$1.5	$11.1

2Q12 vs. 1Q12

The Asset Management Unit reported Net Income in the second quarter 2012 totaling $1.7 million, compared to Net Income of $1.5 million in the prior quarter. The $0.2 million quarterly increase was mainly due to a $1.0 million increase in net gains from trading activities in the Investment Fund, which were partially offset by a $0.6 million decrease in net interest income, and a $0.2 million increase in operating expenses, mainly associated with performance-related expenses of the Investment Fund.

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2Q12 vs. 2Q11

The Unit recorded Net Income of $1.7 million in the second quarter 2012, compared to a Net Income of $11.1 million in the second quarter 2011, driven by lower trading gains from the Investment Fund.

6M12 vs. 6M11

During the first six months 2012, the Unit reported Net Income of $3.2 million, compared to Net Income of $14.7 million in the same period 2011. The $11.5 million year-on-year reduction was primarily attributable to an $11.3 million decrease in non-interest operating income as a result of lower trading gains from the Investment Fund.

As of June 30, 2012, the Investment Fund’s net asset value totaled $122 million, compared to the same level as of March 31, 2012, and $154 million as of June 30, 2011. As of the same dates, Bladex’s ownership of the Bladex Offshore Feeder Fund was 98.30%, 96.50% and 96.59%, respectively.

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

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(US$ million, except percentages and per share amounts)	6M12	6M11	2Q12	1Q12	2Q11
Net Interest Income	$55.6	$44.9	$26.0	$29.6	$23.5
Net Operating Income by Business Segment:
Commercial Division	$41.9	$22.0	$20.6	$21.3	$11.4
Treasury Division	$5.2	$6.2	$0.2	$5.0	$3.8
Asset Management Unit	$3.4	$15.3	$1.8	$1.6	$11.5
Net Operating Income	$50.5	$43.5	$22.6	$27.9	$26.7
Net income - business segment	$50.0	$42.6	$17.7	$32.3	$26.1
Net income attributable to the redeemable noncontrolling interest	$0.2	$0.6	$0.1	$0.1	$0.4
Net Income attributable to Bladex - business segment	$49.8	$42.0	$17.6	$32.2	$25.7
Other income unallocated - Gain on sale of premises and equipment	$5.6	$0.0	$5.6	$0.0	$0.0
Net Income attributable to Bladex	$55.4	$42.0	$23.2	$32.2	$25.7

Net Income per Share (5)	$1.48	$1.14	$0.61	$0.86	$0.70
Book Value per common share (period end)	$21.29	$19.73	$21.29	$20.79	$19.73
Return on Average Equity (“ROE”)	14.1%	11.9%	11.7%	16.6%	14.3%
Operating Return on Average Equity ("Operating ROE") (6)	12.9%	12.3%	11.4%	14.4%	14.9%
Return on Average Assets (“ROA”)	1.8%	1.6%	1.5%	2.1%	1.9%
Net Interest Margin	1.81%	1.74%	1.72%	1.90%	1.75%
Efficiency Ratio (7)	34%	36%	37%	31%	33%

Liquid Assets / Total Assets (8)	11.3%	6.0%	11.3%	8.7%	6.0%
Liquid Assets / Total Deposits	29.5%	16.8%	29.5%	21.9%	16.8%

Non-Accruing Loans to Total Loans, net	0.5%	0.6%	0.5%	0.5%	0.6%
Allowance for Credit Losses to Commercial Portfolio	1.6%	1.8%	1.6%	1.6%	1.8%
Credit provision to non-accruing balances	383.9%	319.6%	383.9%	363.3%	319.6%

Total Assets	$6,227	$5,807	$6,227	$6,030	$5,807

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	6M12	6M11	2Q12	1Q12	2Q11
Net Interest Income
Commercial Division	$53.8	$34.7	$27.0	$26.8	$18.3
Treasury Division	2.2	10.1	(0.5)	2.7	5.1
Asset Management Unit	(0.4)	0.1	(0.5)	0.1	0.1
Consolidated	$55.6	$44.9	$26.0	$29.6	$23.5
Net Interest Margin*	1.81%	1.74%	1.72%	1.90%	1.75%

* Net interest income divided by the average balance of interest-earning assets.

2Q12 vs. 1Q12

In the second quarter 2012, net interest income reached $26.0 million, compared to $29.6 million in the previous quarter. The $3.6 million, or 12%, decrease from the previous quarter was mainly due to higher average rates on interest-bearing liabilities driven by (i) the $515 million increase in medium-term funding balances, which resulted in an overall increase of $2.1 million in net interest expense, and (ii) a $1.5 million decrease in interest revenue on lower average balances of investment securities as a result of sales, an impact which was only partly offset by the $39 million increase in loan portfolio balances and a 2 bps increase in average loan yields.

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2Q12 vs. 2Q11

Net interest income increased $2.5 million, or 11%, when compared to the second quarter 2011.  This quarterly increase primarily reflected the combined effects of:

(i)	A $1.9 million increase resulting from the net impact of higher average interest rates on the Bank’s assets and liabilities.
(ii)	Higher average interest-earning asset balances, driven by the $523 million increase in average loan portfolio balances, resulting in a $3.8 million increase in interest income, partially offset by a $3.2 million increase in interest expenses associated with a $638 million increase in average volumes of interest-bearing liabilities, with a higher component of medium-term funding.

6M12 vs. 6M11

During the first six months 2012, net interest income reached $55.6 million, compared to $44.9 million in the same period 2011. The $10.8 million, or 24%, increase primarily reflects the combined effects of:

(i)	The net impact of higher average interest rates on the Bank’s assets and liabilities, which resulted in a $7.1 million increase in net interest income.
(ii)	Higher average interest-earning asset levels, primarily average loan portfolio balances (+16%), which resulted in a $10.8 million overall increase in interest income, partially offset by a $7.1 million increase in interest expense, associated with a 21% increase in average interest-bearing liabilities.

FEES AND COMMISSIONS

(US$ million)	6M12	6M11	2Q12	1Q12	2Q11
Letters of credit	$4.2	$3.7	$2.0	$2.2	$1.7
Loan fees	0.2	0.2	0.2	0.1	0.1
Third party investors (BAM)	0.0	0.1	0.0	0.0	0.0
Other*	0.2	0.1	0.1	0.0	0.0
Fees and Commissions, net	$4.7	$4.1	$2.4	$2.3	$1.9
* Net of commission expenses

Fees and commissions totaled $2.4 million in the second quarter 2012, compared to $2.3 million in the previous quarter, and $1.9 million in the second quarter 2011. The 25% quarterly increase from a year ago was mainly the result of higher commissions from the letters of credit business.

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During the first six months 2012, fees and commissions totaled $4.7 million, compared to $4.1 million in the first six months 2011, resulting in a $0.6 million, or 14%, increase in commission income, mostly from letters of credit transactions.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	30-Jun-11	30-Sep-11	31-Dec-11	31-Mar-12	30-Jun-12
Allowance for Loan Losses:
Balance at beginning of the period	$83.4	$80.8	$79.8	$88.5	$79.2
Provisions (reversals)	(2.6)	(1.0)	7.7	(3.5)	2.9
Charge-offs, net of recoveries	0.0	(0.0)	1.0	(5.8)	0.0
End of period balance	$80.8	$79.8	$88.5	$79.2	$82.2

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$8.8	$11.9	$15.3	$8.9	$8.0
Provisions (reversals)	3.1	3.5	(6.4)	(0.9)	2.0
End of period balance	$11.9	$15.3	$8.9	$8.0	$10.0

Total Allowance for Credit Losses	$92.7	$95.2	$97.4	$87.2	$92.1

The allowance for loan and off-balance sheet credit losses totaled $92.1 million as of June 30, 2012, compared to $87.2 million as of March 31, 2012, and $92.7 million as of June 30, 2011. The $4.9 million quarter-on-quarter net increase in the total allowance for credit losses was mostly driven by a generic provision requirement for credit losses as a result of portfolio growth and changes to the portfolio mix. The $0.6 million year-on-year decrease in the total allowance for credit losses was mainly attributable to the improved risk profile of the Bank’s portfolio composition. The ratio of the allowance for credit losses over the Commercial Portfolio total was 1.6% as of June 30, 2012, the same level as of March 31, 2012, and compared to 1.8% as of June 30, 2011.

As of June 30, 2012, the non-accrual portfolio balances totaled $24.0 million, representing 0.5% of the loan portfolio, the same level in the previous quarter, and compared to $29.0 million, or 0.6% of the loan portfolio, as of June 30, 2011. Credit provision levels as of these dates represented 384%, 363%, and 320% of non-accrual balances, respectively.

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OPERATING EXPENSES

(US$ million)	6M12	6M11	2Q12	1Q12	2Q11
Salaries and other employee expenses	$15.7	$14.4	$8.0	$7.7	$7.6
Depreciation and amortization of premises and equipment	1.0	1.2	0.5	0.5	0.6
Professional services	2.2	1.9	1.1	1.1	1.0
Maintenance and repairs	0.9	0.8	0.4	0.4	0.4
Expenses from the investment fund	0.6	1.3	0.3	0.3	1.2
Other operating expenses	6.0	4.8	3.2	2.8	2.7
Total Operating Expenses	$26.4	$24.4	$13.5	$12.8	$13.4

Quarterly Variation

Operating expenses in the second quarter 2012 totaled $13.5 million, compared to $12.8 million in the previous quarter, and $13.4 million in the second quarter 2011. The quarterly increases of $0.7 million, or 6%, from the first quarter 2012, and $0.1 million, or 1%, versus the second quarter 2011, were mostly attributable to higher salary and other employee expenses from an increased average workforce, and higher other operating expenses related to the new corporate headquarters.

The Bank’s efficiency ratio stood at 37% at the end of the second quarter 2012, compared to 31% in the previous quarter, and 33% in the second quarter 2011, mainly a result of lower net operating revenues in the Treasury Division and the Investment Fund.

6M12 vs. 6M11

During the first six months 2012, operating expenses totaled $26.4 million, compared to $24.4 million during the same period 2011. The $2.0 million, or 8%, increase in operating expenses during the period was primarily attributable to salary and other employee expenses mainly due to a higher average headcount in the Commercial Division and risk department, along with expenses resulting from the relocation of the Bank´s corporate office.

The Bank’s year-to-date 2012 efficiency ratio stood at 34%, compared to 36% in the first half 2011, as the 52% increase in net operating revenues from the Commercial Division more than offset the impact of lower revenue contributions from other divisions, and an 8% y-o-y increase in operating expenses.

As of June 30, 2012, the Bank’s operating expenses to average assets ratio improved to 86 bps, compared to 95 bps as of June 30, 2011.

In June 2012, the Bank completed the relocation of its corporate offices to new premises at Business Park Tower V, Avenida La Rotonda, Costa del Este, in Panama City. The new premises were designed to provide an improved working environment, optimize workflow efficiency and communication, and accommodate future business growth. As a result of the sale of the former corporate office, the Bank recorded a one-time gain on the sale of premises and equipment of $5.6 million in the Other Income line (the gain was not allocated to any of the Bank’s business segments).

15

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	6M12	6M11	2Q12	1Q12	2Q11
Tier 1 Capital (9)	$808	$731	$808	$780	$731
Total Capital (10)	$864	$782	$864	$835	$782
Risk-Weighted Assets	$4,443	$4,047	$4,443	$4,347	$4,047
Tier 1 Capital Ratio	18.2%	18.1%	18.2%	17.9%	18.1%
Total Capital Ratio	19.4%	19.3%	19.4%	19.2%	19.3%
Stockholders’ Equity	$808	$731	$808	$782	$731
Stockholders’ Equity to Total Assets	13.0%	12.6%	13.0%	13.0%	12.6%
Accumulated other comprehensive income (loss) ("OCI")	$(1)	$(3)	$(1)	$(0)	$(3)
Leverage (times) (11)	7.7	7.9	7.7	7.7	7.9

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of June 30, 2012, the Bank’s Tier 1 capital ratio was 18.2%, compared to 17.9% as of March 31, 2012, and 18.1% as of June 30, 2011. The Bank’s leverage as of these dates was 7.7x, 7.7x, and 7.9x, respectively.

The Bank’s common shares outstanding totaled 37.9 million as of June 30, 2012, compared to 37.6 million as of March 31, 2012, and 37.0 million as of June 30, 2011.

RECENT EVENTS

•	Quarterly dividend payment: At the Board of Director’s meeting held July 17, 2012, the Bank’s Board approved a quarterly common dividend of $0.25 per share corresponding to the second quarter 2012. The dividend will be paid August 7, 2012, to stockholders registered as of July 30, 2012.

•	New CEO: On May 2, 2012, the Bank announced the resignation of Mr. Jaime Rivera as Chief Executive Officer, effective July 31, 2012. He will be succeeded by Mr. Rubens V. Amaral Jr., currently the Bank´s Chief Commercial Officer and Alternate to the CEO.

•	Global Loan Syndication: On April 27, 2012, the Bank completed the placement of a US$200 million two-year syndicated loan with the participation of several banks and financial institutions as lenders.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

16

Footnotes:

(1)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses, gain on sale of premises and equipment, and recoveries, net of impairment of assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.

Asset Management Unit: Gains from Investment Fund trading and related other income (expense).

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)	Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(9)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the Available for Sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(10)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

17

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through June 30, 2012, Bladex had disbursed accumulated credits of approximately $185 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, July 19, 2012 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through September 19, 2012. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 57884352. For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

Investor Relations Firm:

i-advize Corporate Communications, Inc.

Mrs. Melanie Carpenter / Mr. Peter Majeski

20 Broad Street, 25th Floor, New York, NY 10005

Tel: (212) 406-3694

E-mail address: bladex@i-advize.com

18

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2012	March 31, 2012	June 30, 2011	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$732	$542	$356	$190	35%	$376	106%
Trading assets	7	7	23	0	0	(16)	(70)
Securities available-for-sale	177	248	495	(71)	(29)	(318)	(64)
Securities held-to-maturity	26	26	34	0	0	(8)	(24)
Investment fund	122	122	154	0	0	(32)	(21)
Loans	5,170	5,092	4,778	78	2	392	8
Less:
Allowance for loan losses	82	79	81	3	4	1	1
Unearned income and deferred fees	7	6	6	1	17	1	17
Loans, net	5,081	5,007	4,690	74	1	391	8

Customers' liabilities under acceptances	3	2	2	1	50	1	50
Accrued interest receivable	37	39	32	(2)	(5)	5	16
Premises and equipment, net	12	6	7	6	100	5	71
Derivative financial instruments used for hedging - receivable	13	10	2	3	30	11	550
Other assets	17	20	13	(3)	(15)	4	31

TOTAL ASSETS	$6,227	$6,030	$5,807	$197	3%	$420	7%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$221	$116	$22	$105	91%	$199	905%
Time	2,156	2,278	2,063	(122)	(5)	93	5
Total Deposits	2,377	2,394	2,085	(17)	(1)	292	14

Trading liabilities	0	0	2	0	n.m. (*)	(2)	(100)
Securities sold under repurchase agreements	155	160	247	(5)	(3)	(92)	(37)
Short-term borrowings	723	1,027	1,105	(304)	(30)	(382)	(35)
Acceptances outstanding	3	2	2	1	50	1	50
Accrued interest payable	18	15	10	3	20	8	80
Borrowings and long-term debt	2,056	1,568	1,548	488	31	508	33
Derivative financial instruments used for hedging - payable	54	40	35	14	35	19	54
Reserve for losses on off-balance sheet credit risk	10	8	12	2	25	(2)	(17)
Other liabilities	19	27	26	(8)	(30)	(7)	(27)
TOTAL LIABILITIES	$5,415	$5,242	$5,071	$173	3%	$344	7%

Redeemable noncontrolling interest	4	6	5	(2)	(33)	(1)	(20)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	122	124	131	(2)	(2)	(9)	(7)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	407	386	346	21	5	61	18
Accumulated other comprehensive loss	(1)	(0)	(3)	(1)	729	2	(67)
Treasury stock	(97)	(103)	(118)	6	(6)	21	(18)

TOTAL STOCKHOLDERS' EQUITY	$808	$782	$731	$26	3%	$77	11%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,227	$6,030	$5,807	$197	3%	$420	7%

(*)  "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2012	March 31, 2012	June 30, 2011	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$46,827	$48,379	$35,894	$(1,552)	(3)%	$10,933	30%
Interest expense	(20,811)	(18,749)	(12,410)	(2,062)	11	(8,401)	68

NET INTEREST INCOME	26,016	29,630	23,484	(3,614)	(12)	2,532	11

Reversal of provision (provisions) for loan losses	(2,916)	3,508	2,587	(6,424)	(183)	(5,503)	(213)

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION
(PROVISIONS) FOR LOAN LOSSES	23,100	33,138	26,071	(10,038)	(30)	(2,971)	(11)

OTHER INCOME (EXPENSE):
Reversal of provision (provisions) for losses on off-balance sheet credit risk	(2,002)	903	(3,075)	(2,905)	(322)	1,073	(35)
Fees and commissions, net	2,374	2,317	1,893	57	2	481	25
Derivative financial instrument and hedging	1,960	440	495	1,520	345	1,465	296
Recoveries, net of impairment of assets	0	0	(57)	0	n.m. (*)	57	(100)
Net gain from investment fund trading	3,727	2,809	13,314	918	33	(9,587)	(72)
Net gain (loss) from trading securities	769	8,430	(588)	(7,661)	(91)	1,357	(231)
Net gain on sale of securities available-for-sale	1,724	4,306	1,118	(2,582)	(60)	606	54
Gain (loss) on foreign currency exchange	(538)	(7,950)	165	7,412	(93)	(703)	(426)
Gain on sale of premises and equipment	5,626	0	0	5,626	n.m. (*)	5,626	n.m. (*)
Other income, net	133	797	229	(664)	(83)	(96)	(42)
NET OTHER INCOME (EXPENSE)	13,773	12,052	13,494	1,721	14	279	2

OPERATING EXPENSES:
Salaries and other employee expenses	(8,005)	(7,704)	(7,554)	(301)	4	(451)	6
Depreciation and amortization of premises and equipment	(506)	(464)	(620)	(42)	9	114	(18)
Professional services	(1,075)	(1,119)	(997)	44	(4)	(78)	8
Maintenance and repairs	(449)	(427)	(395)	(22)	5	(54)	14
Expenses from the Investment Fund	(331)	(283)	(1,164)	(48)	17	833	(72)
Other operating expenses	(3,180)	(2,832)	(2,674)	(348)	12	(506)	19
TOTAL OPERATING EXPENSES	(13,546)	(12,829)	(13,404)	(717)	6	(142)	1

Net Income	$23,327	$32,361	$26,161	$(9,034)	(28)	$(2,834)	(11)

Net Income attributable to the redeemable noncontrolling interest	104	140	421	(36)	(26)	(317)	(75)

NET INCOME ATTRIBUTABLE TO BLADEX	$23,223	$32,221	$25,740	$(8,998)	(28)%	$(2,517)	(10)%

PER COMMON SHARE DATA:
Basic earnings per share	0.61	0.86	0.70
Diluted earnings per share	0.61	0.86	0.69

Weighted average basic shares	37,833	37,281	36,943
Weighted average diluted shares	38,075	37,566	37,201

PERFORMANCE RATIOS:
Return on average assets	1.5%	2.1%	1.9%
Return on average stockholders' equity	11.7%	16.6%	14.3%
Net interest margin	1.72%	1.90%	1.75%
Net interest spread	145%	168%	156%
Operating expenses to total average assets	0.89%	0.83%	1.00%

(*)   "n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE SIX MONTHS ENDED
	June 30, 2012	June 30, 2011
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$55,646	$44,887
Fees and commissions, net	4,691	4,098
Reversal of provision (provisions) for loan and off-balance sheet credit losses, net	(507)	(754)
Derivative financial instrument and hedging	2,400	508
Recoveries, net of impairment of assets	0	(57)
Net gain from investment fund trading	6,536	17,813
Net gain (loss) from trading securities	9,199	(1,490)
Net gain on sale of securities available-for-sale	6,030	1,262
Gain (loss) on foreign currency exchange	(8,488)	531
Gain on sale of premises and equipment	5,626	0
Other income (expense), net	930	250
Operating expenses	(26,375)	(24,386)
Net Income	$55,688	$42,662
Net Income attributable to the redeemable noncontrolling interest	244	618
NET INCOME ATTRIBUTABLE TO BLADEX	$55,444	$42,044

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	210	552
Investment fund	122	154
Loans, net	5,081	4,690
Total assets	6,227	5,807
Deposits	2,377	2,085
Securities sold under repurchase agreements	155	247
Short-term borrowings	723	1,105
Borrowings and long-term debt	2,056	1,548
Total liabilities	5,415	5,071
Stockholders' equity	808	731

PER COMMON SHARE DATA:
Basic earnings per share	1.48	1.14
Diluted earnings per share	1.47	1.14
Book value (period average)	20.99	19.33
Book value (period end)	21.29	19.73

(In thousand):
Weighted average basic shares	37,557	36,838
Weighted average diluted shares	37,715	37,017
Basic shares period end	37,926	37,025

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.8%	1.6%
Return on average stockholders' equity	14.1%	11.9%
Net interest margin	1.81%	1.74%
Net interest spread	157%	1.54%
Operating expenses to total average assets	0.86%	0.95%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.5%	0.6%
Charge offs to total loan portfolio (1)	0.1%	0.0%
Allowance for loan losses to total loan portfolio (1)	1.6%	1.7%
Allowance for losses on off-balance sheet credit risk to total contingencies	2.2%	2.7%

CAPITAL RATIOS:
Stockholders' equity to total assets	13.0%	12.6%
Tier 1 capital to risk-weighted assets	18.2%	18.1%
Total capital to risk-weighted assets	19.4%	19.3%

(1)  Loan portfolio is presented net of unearned income and deferred loan fees

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2012	June 30, 2011	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$95,206	$68,752	$26,454	38%
Interest expense	(39,560)	(23,865)	(15,695)	66
NET INTEREST INCOME	55,646	44,887	10,759	24
Reversal of provision (provisions) for loan losses	592	(2,225)	2,817	(127)
NET INTEREST INCOME, AFTER REVERSAL OF PROVISION
(PROVISIONS) FOR LOAN LOSSES	56,238	42,662	13,576	32

OTHER INCOME (EXPENSE):
Reversal of provision (provisions) for losses on off-balance sheet credit risk	(1,099)	1,471	(2,570)	(175)
Fees and commissions, net	4,691	4,098	593	14
Derivative financial instrument and hedging	2,400	508	1,892	372
Recoveries, net of impairment of assets	0	(57)	57	(100)
Net gain from investment fund trading	6,536	17,813	(11,277)	(63)
Net gain (loss) from trading securities	9,199	(1,490)	10,689	(717)
Net gain on sale of securities available-for-sale	6,030	1,262	4,768	378
Gain (loss) on foreign currency exchange	(8,488)	531	(9,019)	(1,698)
Gain on sale of premises and equipment	5,626	0	5,626	n.m. (*)
Other income, net	930	250	680	272
NET OTHER INCOME (EXPENSE)	25,825	24,386	1,439	6

OPERATING EXPENSES:
Salaries and other employee expenses	(15,709)	(14,375)	(1,334)	9
Depreciation and amortization of premises and equipment	(970)	(1,242)	272	(22)
Professional services	(2,194)	(1,885)	(309)	16
Maintenance and repairs	(876)	(805)	(71)	9
Expenses from the Investment Fund	(614)	(1,277)	663	(52)
Other operating expenses	(6,012)	(4,802)	(1,210)	25
TOTAL OPERATING EXPENSES	(26,375)	(24,386)	(1,989)	8

Net Income	$55,688	$42,662	$13,026	31

Net Income attributable to the redeemable noncontrolling interest	244	618	(374)	(61)

Net Income attributable to Bladex	$55,444	$42,044	$13,400	32%

(*)  "n.m." means not meaningful.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	June 30, 2012			March 31, 2012			June 30, 2011
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$777	$0.5	0.26%	$836	$0.6	0.28%	$334	$0.2	0.21%
Loans, net of unearned income & deferred loan fees	4,935	44.4	3.56	4,889	43.8	3.54	4,407	31.4	2.82
Non-accrual loans	24	0.5	8.90	30	0.5	6.74	29	0.6	7.75
Trading assets	7	0.0	0.00	10	0.1	2.76	29	0.4	6.15
Investment securities	231	1.3	2.24	369	2.8	2.99	427	2.7	2.53
Investment fund	121	0.0	0.15	122	0.6	1.95	154	0.6	1.53

TOTAL INTEREST EARNING ASSETS	$6,094	$46.8	3.04%	$6,258	$48.4	3.06%	$5,380	$35.9	2.64%

Non interest earning assets	50			59			42
Allowance for loan losses	(79)			(87)			(83)
Other assets	25			24			13

TOTAL ASSETS	$6,090			$6,254			$5,352

INTEREST BEARING LIABILITIES
Deposits	$2,222	$3.0	0.53%	$2,347	$3.1	0.52%	$1,904	$1.9	0.38%
Trading liabilities	0	0.0	0.00	0	0.0	0.00	2	0.0	0.00
Investment fund	0	0.0	n.m. (*)	0	0.0	n.m. (*)	0	0.0	n.m.
Securities sold under repurchase agreement and Short-term borrowings	922	4.2	1.82	1,501	7.1	1.88	1,228	3.1	1.01
Borrowings and long term debt	2,045	13.6	2.63	1,530	8.5	2.21	1,417	7.4	2.07

TOTAL INTEREST BEARING LIABILITIES	$5,189	$20.8	1.59%	$5,378	$18.7	1.38%	$4,551	$12.4	1.08%

Non interest bearing liabilities and other liabilities	$99			$91			$74

TOTAL LIABILITIES	5,288			5,469			4,624

Redeemable noncontrolling interest	4			6			7

STOCKHOLDERS' EQUITY	$798			778			721

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,090			$6,254			$5,352

NET INTEREST SPREAD			1.45%			1.68%			1.56%
NET INTEREST INCOME AND NET
INTEREST MARGIN		$26.0	1.72%		$29.6	1.90%		$23.5	1.75%

(*) "n.m." means not meaningful.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED
	June 30, 2012			June 30, 2011
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$806	$1.1	0.27%	$325	$0.4	0.22%
Loans, net of unearned income & deferred loan fees	4,912	88.2	3.55	4,247	60.6	2.84
Non-accrual loans	27	1.1	7.70	29	1.2	8.05
Trading assets	8	0.1	1.62	37	1.1	6.11
Investment securities.	300	4.1	2.70	411	4.5	2.19
Investment fund	122	0.6	1.05	159	1.0	1.23

TOTAL INTEREST EARNING ASSETS	$6,176	$95.2	3.05%	$5,209	$68.8	2.63%

Non interest earning assets	55			44
Allowance for loan losses	(83)			(81)
Other assets	25			13

TOTAL ASSETS	$6,172			$5,185

INTEREST BEARING LIABILITIES
Deposits	$2,284	$6.0	0.52%	$1,847	$3.7	0.40%
Trading liabilities	0	0.0	0.00	2	0.0	0.00
Investment fund	0	0.0	n.m. (*)	0	0.0	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	1,212	11.4	1.85	1,237	6.4	1.03
Borrowings and long term debt	1,788	22.1	2.45	1,292	13.7	2.11

TOTAL INTEREST BEARING LIABILITIES	$5,284	$39.6	1.48%	$4,378	$23.9	1.08%

Non interest bearing liabilities and other liabilities	$95			$84

TOTAL LIABILITIES	5,379			4,461

Redeemable noncontrolling interest	5			12

STOCKHOLDERS' EQUITY	788			712

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,172			$5,185

NET INTEREST SPREAD			1.57%			1.54%
NET INTEREST INCOME AND NET
INTEREST MARGIN		$55.6	1.81%		$44.9	1.74%

(*) "n.m." means not meaningful.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED						ENDED
	JUN 30/12	JUN 30/12	MAR 31/12	DEC 31/11	SEP 30/11	JUN 30/11	JUN 30/11

INCOME STATEMENT DATA:
Interest income	$95,206	$46,827	$48,379	$46,093	$42,582	$35,894	$68,752
Interest expense	(39,560)	(20,811)	(18,749)	(16,965)	(13,887)	(12,410)	(23,865)

NET INTEREST INCOME	55,646	26,016	29,630	29,128	28,695	23,484	44,887

Reversal of provision (provisions) for loan losses	592	(2,916)	3,508	(7,688)	1,072	2,587	(2,225)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	56,238	23,100	33,138	21,440	29,767	26,071	42,662
				0	0
OTHER INCOME (EXPENSE):
Reversal of provision (provisions) for losses on off-balance sheet credit risk	(1,099)	(2,002)	903	6,447	(3,470)	(3,075)	1,471
Fees and commissions, net	4,691	2,374	2,317	2,975	3,656	1,893	4,098
Derivative financial instrument and hedging	2,400	1,960	440	1,480	935	495	508
Recoveries, net of impairment of assets	0	0	0	0	0	(57)	(57)
Net gain (loss) from investment fund trading	6,536	3,727	2,809	6,080	(3,579)	13,314	17,813
Net gain (loss) from trading securities	9,199	769	8,430	(4,854)	(150)	(588)	(1,490)
Net gains on sale of securities available-for-sale.	6,030	1,724	4,306	373	1,778	1,118	1,262
Gain (loss) on foreign currency exchange	(8,488)	(538)	(7,950)	4,255	(516)	165	531
Gain on sale of premises and equipment.	5,626	5,626	0	0	0	0	0
Other income, net	930	133	797	105	122	229	250

NET OTHER INCOME (EXPENSE	25,825	13,773	12,052	16,861	(1,224)	13,494	24,386

TOTAL OPERATING EXPENSES	(26,375)	(13,546)	(12,829)	(13,292)	(12,358)	(13,404)	(24,386)

Net Income	$55,688	$23,327	$32,361	$25,009	$16,185	$26,161	$42,662

Net Income (loss) attributable to the redeemable noncontrolling interest	244	104	140	212	(154)	421	618

NET INCOME ATTRIBUTABLE TO BLADEX	$55,444	$23,223	$32,221	$24,797	$16,339	$25,740	$42,044

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.48	$0.61	$0.86	$0.67	$0.44	$0.70	$1.14

PERFORMANCE RATIOS
Return on average assets	1.8%	1.5%	2.1%	1.6%	1.1%	1.9%	1.6%
Return on average stockholders' equity.	14.1%	11.7%	16.6%	13.1%	8.7%	14.3%	11.9%
Net interest margin	1.81%	1.72%	1.90%	1.84%	1.90%	1.75%	1.74%
Net interest spread	1.57%	1.45%	1.68%	1.64%	1.72%	1.56%	1.54%
Operating expenses to average assets	0.86%	0.89%	0.83%	0.83%	0.81%	1.00%	0.95%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ million)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/12	JUN 30/11	JUN 30/12	MAR 31/12	JUN 30/11

COMMERCIAL DIVISION:

Net interest income (1)	$53.8	$34.7	$27.0	$26.8	$18.3
Non-interest operating income (2)	5.4	4.2	2.4	3.0	2.1
Operating expenses (3)	(17.3)	(16.9)	(8.8)	(8.5)	(9.0)
Net operating income (4)	41.9	22.0	20.6	21.3	11.4
Reversal of provision (provisions) for loan and off-balance sheet credit losses, net	(0.5)	(0.8)	(4.9)	4.4	(0.5)
Recoveries, net of impairment of assets	0.0	(0.1)	0.0	0.0	(0.1)

NET INCOME ATTRIBUTABLE TO BLADEX	$41.4	$21.1	$15.7	$25.7	$10.8

Average interest-earning assets (5)	4,948	4,276	4,959	4,937	4,436
End-of-period interest-earning assets (5)	5,163	4,772	5,163	5,086	4,772

TREASURY DIVISION:

Net interest income (1)	$2.2	$10.1	$(0.5)	$2.7	$5.1
Non-interest operating income (2)	9.3	0.9	3.9	5.3	1.2
Operating expenses (3)	(6.3)	(4.8)	(3.2)	(3.0)	(2.5)
Net operating income (4)	5.2	6.2	0.2	5.0	3.8

NET INCOME ATTRIBUTABLE TO BLADEX	$5.2	$6.2	$0.2	$5.0	$3.8

Average interest-earning assets (6)	1,098	774	1,006	1,191	790
End-of-period interest-earning assets (6)	934	908	934	815	908

ASSET MANAGEMENT UNIT:

Net interest income (loss) (1)	$(0.4)	$0.1	$(0.5)	$0.1	$0.1
Non-interest operating income (2).	6.6	17.9	3.8	2.8	13.3
Operating expenses (3)	(2.8)	(2.7)	(1.5)	(1.3)	(1.9)
Net operating income (loss) (4)	3.4	15.3	1.8	1.6	11.5
Net income (loss)	3.4	15.3	1.8	1.6	11.5
Net income attributable to the redeemable noncontrolling interest	0.2	0.6	0.1	0.1	0.4

NET INCOME ATTRIBUTABLE TO BLADEX	$3.2	$14.7	$1.7	$1.5	$11.1

Average interest-earning assets (6)	130	159	129	130	154
End-of-period interest-earning assets (6)	130	154	130	130	154

CONSOLIDATED:

Net interest income (1)	$55.6	$44.9	$26.0	$29.6	$23.5
Non-interest operating income (2)	21.3	23.0	10.1	11.1	16.6
Operating expenses (3)	(26.4)	(24.4)	(13.5)	(12.8)	(13.4)
Net operating income (4)	50.5	43.5	22.6	27.9	26.7
Reversal of provision (provisions) for loan and off-balance sheet credit losses, net	(0.5)	(0.8)	(4.9)	4.4	(0.5)
Recoveries, net of impairment of assets	0.0	(0.1)	0.0	0.0	(0.1)
Net income - business segment	50.0	42.6	17.7	32.3	26.1
Net income attributable to the redeemable noncontrolling interest.	0.2	0.6	0.1	0.1	0.4

NET INCOME ATTRIBUTABLE TO BLADEX - BUSINESS SEGMENT	$49.8	$42.0	$17.6	$32.2	$25.7
Other income unallocated - Gain on sale of premises and equipment	5.6	0.0	5.6	0.0	0.0

NET INCOME ATTRIBUTABLE TO BLADEX	$55.4	$42.0	$23.2	$32.2	$25.7

Average interest-earning assets	6,176	5,209	6,094	6,258	5,380
End-of-period interest-earning assets	6,227	5,834	6,227	6,031	5,834

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.

Interest expenses allocation methodology reflects allocated funding on a matched-funded basis, net of risk adjusted capital by business segment.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Non-interest operating income consists of net other income (expense), excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.

(5) Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the investment fund.

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN12		31MAR12		30JUN11		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$408	7.0	$300	5.2	$340	5.9	$108	$68
BRAZIL	1,962	33.7	1,866	32.6	1,911	33.1	96	51
CHILE	361	6.2	371	6.5	505	8.8	(10)	(144)
COLOMBIA	384	6.6	656	11.5	814	14.1	(272)	(430)
COSTA RICA	282	4.8	220	3.8	116	2.0	62	166
DOMINICAN REPUBLIC	86	1.5	126	2.2	136	2.4	(40)	(50)
ECUADOR	239	4.1	195	3.4	226	3.9	44	13
EL SALVADOR	23	0.4	22	0.4	17	0.3	1	6
FRANCE	40	0.7	0	0.0	0	0.0	40	40
GUATEMALA	176	3.0	144	2.5	130	2.3	32	46
HONDURAS	48	0.8	53	0.9	36	0.6	(5)	12
JAMAICA	42	0.7	11	0.2	55	1.0	31	(13)
MEXICO	474	8.1	666	11.6	537	9.3	(192)	(63)
NETHERLANDS	62	1.1	50	0.9	0	0.0	12	62
NICARAGUA	5	0.1	10	0.2	0	0.0	(5)	5
PANAMA	261	4.5	166	2.9	182	3.2	95	79
PARAGUAY	20	0.3	19	0.3	10	0.2	1	10
PERU	618	10.6	426	7.4	278	4.8	192	340
TRINIDAD & TOBAGO	114	2.0	155	2.7	184	3.2	(41)	(70)
UNITED STATES	0	0.0	0	0.0	17	0.3	0	(17)
URUGUAY	100	1.7	157	2.7	123	2.1	(57)	(23)
VENEZUELA	63	1.1	32	0.6	39	0.7	31	24
MULTILATERAL ORGANIZATIONS	43	0.7	59	1.0	94	1.6	(16)	(51)
OTHER	17	0.3	15	0.3	16	0.3	2	1

TOTAL CREDIT PORTFOLIO (1)	$5,828	100%	$5,719	100%	$5,766	100%	$109	$62

UNEARNED INCOME AND COMMISSION (2)	(7)		(6)		(6)		(1)	(1)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$5,821		$5,713		$5,760		$108	$61

(1)	Includes book value of loans, selected commercial deposits placed, fair value of investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk, credit default swap and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30JUN12		31MAR12		30JUN11		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$408	7.3	$300	5.5	$340	6.5	$108	$68
BRAZIL	1,918	34.1	1,796	33.0	1,813	34.8	122	105
CHILE	361	6.4	371	6.8	477	9.1	(10)	(116)
COLOMBIA	355	6.3	620	11.4	706	13.5	(265)	(351)
COSTA RICA	282	5.0	220	4.0	116	2.2	62	166
DOMINICAN REPUBLIC	86	1.5	126	2.3	134	2.6	(40)	(48)
ECUADOR	239	4.2	195	3.6	226	4.3	44	13
EL SALVADOR	23	0.4	22	0.4	2	0.0	1	21
FRANCE	40	0.7	0	0.0	0	0.0	40	40
GUATEMALA	176	3.1	139	2.6	119	2.3	37	57
HONDURAS	48	0.9	53	1.0	36	0.7	(5)	12
JAMAICA	42	0.7	11	0.2	55	1.1	31	(13)
MEXICO	436	7.8	627	11.5	455	8.7	(191)	(19)
NETHERLANDS	62	1.1	50	0.9	0	0.0	12	62
NICARAGUA	5	0.1	10	0.2	0	0.0	(5)	5
PANAMA	212	3.8	113	2.1	102	2.0	99	110
PARAGUAY	20	0.4	19	0.3	10	0.2	1	10
PERU	618	11.0	413	7.6	245	4.7	205	373
TRINIDAD & TOBAGO	114	2.0	155	2.8	184	3.5	(41)	(70)
UNITED STATES	0	0.0	0	0.0	17	0.3	0	(17)
URUGUAY	100	1.8	157	2.9	123	2.4	(57)	(23)
VENEZUELA	63	1.1	32	0.6	39	0.7	31	24
OTHER	17	0.3	15	0.3	16	0.3	2	1

TOTAL COMMERCIAL PORTFOLIO (1)	$5,625	100%	$5,444	100%	$5,215	100%	$181	$410

UNEARNED INCOME AND COMMISSION (2)	(7)		(6)		(6)		(1)	(1)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$5,618		$5,438		$5,209		$180	$409

(1)	Includes book value of loans, selected deposits placed, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	30JUN12	31MAR12	30JUN11	(A) - (B)	(A) - (C)

BRAZIL	$44	$70	$98	$(26)	$(54)
CHILE	0	0	28	0	(28)
COLOMBIA	29	36	108	(7)	(79)
DOMINICAN REPUBLIC	0	0	2	0	(2)
EL SALVADOR	0	0	15	0	(15)
GUATEMALA	0	5	11	(5)	(11)
MEXICO	38	39	82	(1)	(44)
PANAMA	49	53	80	(4)	(31)
PERU	0	13	33	(13)	(33)
MULTILATERAL ORGANIZATIONS	43	59	94	(16)	(51)

TOTAL TREASURY PORTOFOLIO (1)	$203	$275	$551	$(72)	$(348)

(1)	Includes securities available for sale and held to maturity, trading assets and contingent assets, which consist of credit default swap. Excludes trading assets managed by Bladex Latam Fundo de Investimento Multimercado.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	2QTR12	1QTR12	2QTR11	(A) - (B)	(A) - (C)

ARGENTINA	$186	$97	$189	$89	$(3)
BRAZIL	445	256	626	189	(181)
CHILE	12	189	228	(177)	(216)
COLOMBIA	190	300	481	(110)	(291)
COSTA RICA	190	135	105	55	85
DOMINICAN REPUBLIC	169	125	239	44	(70)
ECUADOR	161	182	191	(21)	(30)
EL SALVADOR	20	12	1	8	19
FRANCE	40	0	0	40	40
GUATEMALA	100	108	98	(8)	2
HONDURAS	50	48	26	2	24
JAMAICA	49	74	70	(25)	(21)
MEXICO	360	435	342	(75)	18
NETHERLANDS	1	38	0	(37)	1
PANAMA	130	21	94	109	36
PARAGUAY	17	9	10	8	7
PERU	380	199	103	181	277
TRINIDAD & TOBAGO	43	168	137	(125)	(94)
UNITED STATES	0	58	40	(58)	(40)
URUGUAY	0	48	123	(48)	(123)
VENEZUELA	51	32	31	19	20
MULTILATERAL ORGANIZATIONS	0	0	51	0	(51)
OTHER	11	4	10	7	1

TOTAL CREDIT DISBURSED (1)	$2,605	$2,538	$3,195	$67	$(590)

(1)	Includes book value of loans, selected commercial deposits placed, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, credit default swap and credit commitments).